UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

Amendment No. 2
to
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

C&D TECHNOLOGIES, INC.
(Name of the Issuer)

C&D TECHNOLOGIES, INC.
ANGEL HOLDINGS LLC
ANGEL ACQUISITION CORP.
AG MM, L.P.
AG CAPITAL RECOVERY PARTNERS VI, L.P.
AG CAPITAL RECOVERY PARTNERS VII, L.P.
AG ELEVEN PARTNERS, L.P.
AG GARDEN PARTNERS, L.P.
NUTMEG PARTNERS, L.P.
AG PRINCESS, L.P.
AG CNG FUNDS, L.P.
PHS PATRIOT FUND, L.P.
AG SUPER FUND INTERNATIONAL PARTNERS, L.P.
AG SUPER FUND, L.P.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

124661 10 9
(CUSIP Number of Class of Securities)

David Anderson, Esq. General Counsel C&D Technologies, Inc. 1400 Union Meeting Road Blue Bell, Pennsylvania 19422 (215) 619-2700	D. Forest Wolfe c/o Angelo, Gordon & Co., L.P. 245 Park Avenue, 26th Floor New York, NY 10167 (212) 338-9611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000	Sean Rodgers, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2502	Mark Morton, Esq. Potter Anderson & Corroon LLP Hercules Plaza 1313 North Market Street Wilmington, Delaware 19801 (302) 778-6078

_________________________________________

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$52,051,145.25	$5,965.06

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee.  The transaction valuation was determined based on 5,338,579 shares of Common Stock of C&D Technologies, Inc., par value $0.01 per share (the aggregate number of securities to which the transaction applies) multiplied by $9.75 per share.

(2)	In accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying $52,051,145.25 by 0.0001146.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,965.06
Form or Registration No: Schedule 14C
Filing Party: C&D Technologies, Inc.
Date Filed: October 19, 2011

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”), is filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) C&D Technologies, Inc. (“C&D”), a Delaware corporation and the issuer of the shares that are subject to the Rule 13e-3 transaction; (ii) Angel Holdings LLC (“Acquiror”), a Delaware limited liability company; (iii) Angel Acquisition Corp. (“Merger Sub”), a Delaware corporation; (iv) AG MM, L.P., a Delaware limited partnership (“AG MM”); (v) AG Capital Recovery Partners VI, L.P., a Delaware limited partnership (“AG Capital VI”); (vi) AG Capital Recovery Partners VII, L.P., a Delaware limited partnership (“AG Capital VII”);  (vii) AG Eleven Partners, L.P., a Delaware limited partnership (“AG Eleven”); (viii) AG Garden Partners, L.P., a Delaware limited partnership (“AG Garden”); (ix) Nutmeg Partners, L.P., a Delaware limited partnership (“Nutmeg”); (x) AG Princess, L.P., a Delaware limited partnership (“AG Princess”); (xi) AG CNG Funds, L.P., a Delaware limited partnership (“AG CNG”); (xii) PHS Patriot Fund, L.P., a Delaware limited partnership (“PHS Patriot”); (xiii) AG Super Fund International Partners, L.P., a Delaware limited partnership (“AG Super Fund  International”); and (xiv) AG Super Fund, L.P., Delaware limited partnership (“AG Super Fund” and, collectively with AG MM, AG Capital VI, AG Capital VII, AG Eleven, AG Garden, Nutmeg, AG Princess, AG CNG, PHS Patriot and AG Super Fund International, the “Angelo Gordon Entities”). Concurrently with the filing of this Schedule 13E-3, C&D is filing with the SEC an amended preliminary Information Statement (the “Preliminary Information Statement”) pursuant to Section 14(c) of the Exchange Act containing information with respect to the Merger (as defined below) and related matters.

C&D, Acquiror and Merger Sub entered into an Agreement and Plan of Merger, dated as of October 3, 2011 (the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into C&D (the “Merger”).  Upon completion of the Merger, each share of common stock of C&D issued and outstanding immediately prior to the effective time of the Merger (the “Shares”), except for Shares (i) held by stockholders who are entitled to demand and who properly demand appraisal for such shares under Section 262 of the General Corporation Law of the State of Delaware and (ii) owned by C&D as treasury stock or by Acquiror, Merger Sub, the Angelo Gordon Entities or any wholly owned subsidiary of C&D, will be canceled and converted automatically into the right to receive $9.75 in cash, without interest and less any required withholding taxes.  A copy of the Preliminary Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Preliminary Information Statement.

Acting upon the recommendation of a special committee of independent, disinterested directors of C&D, C&D’s board of directors (with Todd Arden, who is a Managing Director at Angelo, Gordon & Co., L.P., an affiliate of Acquiror and Merger Sub, taking no part in the vote) determined that the Merger Agreement and the transactions contemplated thereby (including the Merger) are fair to, and in the best interests of, the stockholders of C&D, other than the Angelo Gordon Entities, approved and declared advisable the Merger Agreement and recommended that C&D’s stockholders adopt the Merger Agreement.

The adoption of the Merger Agreement by C&D’s stockholders required the affirmative vote or written consent of the holders of a majority of the Shares.  On October 3, 2011, the Angelo Gordon Entities, which on such date collectively owned approximately 65% of the outstanding Shares as of such date, delivered a written consent adopting the Merger Agreement.  As a result, no further action by any C&D stockholder is required to adopt the Merger Agreement and C&D has not and will not be soliciting your vote to adopt the Merger Agreement and does not intend to call a stockholders meeting for purposes of voting on the adoption of the Merger Agreement.  A copy of the written consent is attached as Annex B to the Preliminary Information Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Preliminary Information Statement of the information required to be included in response to the items of Schedule 13E-3.  Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Preliminary Information Statement, including all annexes thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Information Statement and the annexes thereto.  As of the date hereof, the Preliminary Information Statement is in preliminary form and is subject to completion or amendment.  Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Preliminary Information Statement.

The information contained in this Schedule 13E-3 and the Preliminary Information Statement concerning C&D was supplied by C&D and none of the other Filing Persons take responsibility for the accuracy of such information.  Similarly, all information contained in this Schedule 13E-3 and the Preliminary Information Statement concerning each other Filing Person has been supplied by such Filing Person.  No Filing Person, including C&D, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.                 Summary Term Sheet.

The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

Item 2.                 Subject Company Information.

(a) Name and Address.  C&D Technologies, Inc. is the subject company.  The information set forth in the Preliminary Information Statement under the caption “THE PARTIES TO THE MERGER” is incorporated herein by reference.

(b) Securities.  The information set forth in the Preliminary Information Statement under the caption “MARKET PRICES OF COMMON STOCK AND DIVIDEND INFORMATION” is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in the Preliminary Information Statement under the caption “MARKET PRICES OF COMMON STOCK AND DIVIDEND INFORMATION” is incorporated herein by reference.

(d) Dividends.  The information set forth in the Preliminary Information Statement under the caption “MARKET PRICES OF COMMON STOCK AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e) Prior Public Offerings.  Not applicable.

(f) Prior Stock Purchases.  Not applicable.

Item 3.                 Identity and Background of Filing Person.

(a) Name and Address.  The information set forth in the Preliminary Information Statement under the captions “SUMMARY—The Parties to the Merger” and “THE PARTIES TO THE MERGER” is incorporated herein by reference.

(b) Business and Background of Entities.  The information set forth in the Preliminary Information Statement under the captions “SUMMARY—The Parties to the Merger” and “THE PARTIES TO THE MERGER” is incorporated herein by reference.

(c) Business and Background of Natural Persons.  The information set forth in the Preliminary Information Statement under the caption “THE PARTIES TO THE MERGER” is incorporated herein by reference.

Item 4.                 Terms of the Transaction.

(a)(1) Tender Offers.  Not applicable.

(a)(2) Mergers or Similar Transactions.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—Effects of the Merger; Merger Consideration”
•	“SUMMARY—C&D’s Reasons for the Merger”
•	“SUMMARY—Position of C&D as to the Fairness of the Merger”
•	“SUMMARY—Required Stockholder Approval for the Merger”
•	“SUMMARY—Interests of C&D’s Directors and Officers in the Merger”
•	“SUMMARY—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“SUMMARY—Material United States Federal Income Tax Consequences of the Merger to Our Stockholders”
•	“SUMMARY—Appraisal Rights”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“SPECIAL FACTORS—Background of the Merger”
•	“SPECIAL FACTORS—C&D’s Reasons for the Merger”
•	“SPECIAL FACTORS—Position of C&D as to the Fairness of the Merger”
•	“SPECIAL FACTORS—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“SPECIAL FACTORS—Position of Acquiror, Merger Sub and the Angelo Gordon Entities as to the Fairness of the Merger”
•	“SPECIAL FACTORS—Houlihan Lokey Presentation”
•	“SPECIAL FACTORS—Purposes and Reasons of Acquiror, Merger Sub and the Angelo Gordon Entities for the Merger”
•	“SPECIAL FACTORS—Interests of C&D’s Directors and Officers in the Merger”
•	“SPECIAL FACTORS—Effects of the Merger”
•	“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger to Our Stockholders”
•	“THE MERGER AGREEMENT—Merger Consideration”
•	“APPRAISAL RIGHTS”
•	“ANNEX A: AGREEMENT AND PLAN OF MERGER”
•	“ANNEX D: SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE”

(c) Different Terms.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—Interests of C&D’s Directors and Officers in the Merger”
•	“SUMMARY—The Merger Agreement”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“SPECIAL FACTORS—Interests of C&D’s Directors and Officers in the Merger”
•	“THE MERGER AGREEMENT—Merger Consideration”
•	“ANNEX A: AGREEMENT AND PLAN OF MERGER”

(d) Appraisal Rights.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—Appraisal Rights”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“APPRAISAL RIGHTS”
•	“ANNEX D: SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE”

(e) Provisions for Unaffiliated Security Holders.  The information set forth in the Preliminary Information Statement under the caption “THE MERGER AGREEMENT—No Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(f) Eligibility for Listing or Trading.  Not applicable.

Item 5.                 Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.  Not applicable.

(b) Significant Corporate Events.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—C&D’s Reasons for the Merger”
•	“SUMMARY—Position of C&D as to the Fairness of the Merger”
•	“SUMMARY—Financing for the Merger”
•	“SUMMARY—Interests of C&D’s Directors and Officers in the Merger”
•	“SUMMARY—The Merger Agreement”
•	“SPECIAL FACTORS—Background of the Merger”
•	“SPECIAL FACTORS—C&D’s Reasons for the Merger”
•	“SPECIAL FACTORS—Position of C&D as to the Fairness of the Merger”
•	“SPECIAL FACTORS—Position of Acquiror, Merger Sub and the Angelo Gordon Entities as to the Fairness of the Merger”
•	“SPECIAL FACTORS—Houlihan Lokey Presentation”
•	“SPECIAL FACTORS—Purposes and Reasons of Acquiror, Merger Sub and the Angelo Gordon Entities for the Merger”
•	“SPECIAL FACTORS—Effects of the Merger”
•	“SPECIAL FACTORS—Financing for the Merger”
•	“SPECIAL FACTORS—Interests of C&D’s Directors and Officers in the Merger”
•	“THE MERGER AGREEMENT—Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws”
•	“THE MERGER AGREEMENT—Further Actions and Efforts; Other Agreements”
•	“ANNEX A: AGREEMENT AND PLAN OF MERGER”

(c) Negotiations or Contacts.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—Interests of C&D’s Directors and Officers in the Merger”
•	“SPECIAL FACTORS—Background of the Merger”
•	“SPECIAL FACTORS—Interests of C&D’s Directors and Officers in the Merger”

(e) Agreements Involving the Subject Company’s Securities.  Not applicable.

Item 6.                 Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—Effects of the Merger; Merger Consideration”
•	“SUMMARY—Interests of C&D’s Directors and Officers in the Merger”
•	“SUMMARY—The Merger Agreement”
•	“SUMMARY—Procedure for Receiving Merger Consideration”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates”
•	“SPECIAL FACTORS—Interests of C&D’s Directors and Officers in the Merger”
•	“SPECIAL FACTORS—Effects of the Merger”
•	“THE MERGER AGREEMENT—Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws”
•	“THE MERGER AGREEMENT—Merger Consideration”
•	“THE MERGER AGREEMENT—Procedure for Receiving Merger Consideration”
•	“ANNEX A: AGREEMENT AND PLAN OF MERGER”

(c) Plans.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—Effects of the Merger; Merger Consideration”
•	“SUMMARY—The Merger Agreement”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“SPECIAL FACTORS—Purposes and Reasons of Acquiror, Merger Sub and the Angelo Gordon Entities for the Merger”
•	“SPECIAL FACTORS—Plans for C&D”
•	“SPECIAL FACTORS—Effects of the Merger”
•	“THE MERGER AGREEMENT—Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws”
•	“MARKET PRICES OF COMMON STOCK AND DIVIDEND INFORMATION”
•	“ANNEX A: AGREEMENT AND PLAN OF MERGER”

Item 7.                 Purposes, Alternatives, Reasons and Effects.

(a) Purposes.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—Effects of the Merger; Merger Consideration”
•	“SUMMARY—C&D’s Reasons for the Merger”
•	“SUMMARY—Position of C&D as to the Fairness of the Merger”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“SPECIAL FACTORS—Background of the Merger”
•	“SPECIAL FACTORS—C&D’s Reasons for the Merger”
•	“SPECIAL FACTORS—Position of C&D as to the Fairness of the Merger”
•	“SPECIAL FACTORS—Position of Acquiror, Merger Sub and the Angelo Gordon Entities as to the Fairness of the Merger”
•	“SPECIAL FACTORS—Houlihan Lokey Presentation”
•	“SPECIAL FACTORS—Purposes and Reasons of Acquiror, Merger Sub and the Angelo Gordon Entities for the Merger”
•	“SPECIAL FACTORS—Plans for C&D”
•	“SPECIAL FACTORS—Effects of the Merger”
•	“THE MERGER AGREEMENT—Merger Consideration”

(b) Alternatives.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—C&D’s Reasons for the Merger”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—C&D’s Reasons for the Merger”
•	“SPECIAL FACTORS—Purposes and Reasons of Acquiror, Merger Sub and the Angelo Gordon Entities for the Merger”

(c) Reasons.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—C&D’s Reasons for the Merger”
•	“SUMMARY—Position of C&D as to the Fairness of the Merger”
•	“SUMMARY—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“SPECIAL FACTORS—Background of the Merger”
•	“SPECIAL FACTORS—C&D’s Reasons for the Merger”
•	“SPECIAL FACTORS—Position of C&D as to the Fairness of the Merger”
•	“SPECIAL FACTORS—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“SPECIAL FACTORS—Position of Acquiror, Merger Sub and the Angelo Gordon Entities as to the Fairness of the Merger”
•	“SPECIAL FACTORS—Houlihan Lokey Presentation”
•	“SPECIAL FACTORS—Purposes and Reasons of Acquiror, Merger Sub and the Angelo Gordon Entities for the Merger”
•	“SPECIAL FACTORS—Summary of C&D Management Projections”
•	“ANNEX C: OPINION OF PERELLA WEINBERG, FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE”

(d) Effects.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—Effects of the Merger; Merger Consideration”
•	“SUMMARY—The Merger Agreement”
•	“SUMMARY—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“SUMMARY—Material United States Federal Income Tax Consequences of the Merger to Our Stockholders”
•	“SUMMARY—Appraisal Rights”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“SPECIAL FACTORS—Background of the Merger”
•	“SPECIAL FACTORS—C&D’s Reasons for the Merger”
•	“SPECIAL FACTORS—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“SPECIAL FACTORS—Plans for C&D”
•	“SPECIAL FACTORS—Effects of the Merger”
•	“SPECIAL FACTORS—Summary of C&D Management Projections”
•	“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger to Our Stockholders”
•	“THE MERGER AGREEMENT”
•	“APPRAISAL RIGHTS”
•	“ANNEX A: AGREEMENT AND PLAN OF MERGER”
•	“ANNEX D: SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE”

Item 8.                 Fairness of the Transaction.

(a), (b) Fairness; Factors Considered in Determining Fairness.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—C&D’s Reasons for the Merger”
•	“SUMMARY—Position of C&D as to the Fairness of the Merger”
•	“SUMMARY—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“SPECIAL FACTORS—Background of the Merger”
•	“SPECIAL FACTORS—C&D’s Reasons for the Merger”
•	“SPECIAL FACTORS—Position of C&D as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“SPECIAL FACTORS—Position of Acquiror, Merger Sub and the Angelo Gordon Entities as to the Fairness of the Merger”
•	“SPECIAL FACTORS—Houlihan Lokey Presentation”
•	“SPECIAL FACTORS—Purposes and Reasons of Acquiror, Merger Sub and the Angelo Gordon Entities for the Merger”
•	“SPECIAL FACTORS—Summary of C&D Management Projections”
•	“ANNEX C: OPINION OF PERELLA WEINBERG, FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE”

See also the following:
•	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on August 3, 2011 (attached as Exhibit (c)(2) hereto)
•	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on August 17, 2011 (attached as Exhibit (c)(3) hereto)
•	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on August 31, 2011 (attached as Exhibit (c)(4) hereto)
•	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on September 10, 2011 (attached as Exhibit (c)(5) hereto)
•	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on September 14, 2011 (attached as Exhibit (c)(6) hereto)
•	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on October 2, 2011 (attached as Exhibit (c)(7) hereto)
•	Discussion Materials delivered by Perella Weinberg to the Board of Directors of C&D on October 2, 2011 (attached as Exhibit (c)(8) hereto)
•	Discussion Materials delivered by Houlihan Lokey to the Angelo Gordon Affiliates on June 14, 2011 (attached as Exhibit (c)(9) hereto)

(c) Approval of Security Holders.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—Required Stockholder Approval for the Merger”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“THE MERGER AGREEMENT—Stockholder Action by Written Consent”

(d) Unaffiliated Representative.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—C&D’s Reasons for the Merger”
•	“SUMMARY—Position of C&D as to the Fairness of the Merger”
•	“SUMMARY—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“SPECIAL FACTORS—Background of the Merger”
•	“SPECIAL FACTORS—C&D’s Reasons for the Merger”
•	“SPECIAL FACTORS—Position of C&D as to the Fairness of the Merger”
•	“SPECIAL FACTORS—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“ANNEX C: OPINION OF PERELLA WEINBERG, FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE”

(e) Approval of Directors.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—C&D’s Reasons for the Merger”
•	“SUMMARY—Position of C&D as to the Fairness of the Merger”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“SPECIAL FACTORS—Background of the Merger”
•	“SPECIAL FACTORS—C&D’s Reasons for the Merger”
•	“SPECIAL FACTORS—Position of C&D as to the Fairness of the Merger”

(f) Other Offers. The information set forth in the Preliminary Information Statement under the caption “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

Item 9.                 Reports, Opinions, Appraisals and Negotiations.

(a), (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—C&D’s Reasons for the Merger”
•	“SUMMARY—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“SPECIAL FACTORS—Background of the Merger”
•	“SPECIAL FACTORS—C&D’s Reasons for the Merger”
•	“SPECIAL FACTORS—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“SPECIAL FACTORS—Position of Acquiror, Merger Sub and the Angelo Gordon Entities as to the Fairness of the Merger”
•	“SPECIAL FACTORS—Houlihan Lokey Presentation”
•	“ANNEX C: OPINION OF PERELLA WEINBERG, FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE”

(c) Availability of Documents.  The information set forth in the Preliminary Information Statement under the caption “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.

Item 10.                 Source and Amounts of Funds or Other Consideration.

(a) Source of Funds.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—Financing for the Merger”
•	“SPECIAL FACTORS—Financing for the Merger”

(b) Conditions.  None.

(c) Expenses.  The information set forth in the Information Statement under the following captions is incorporated herein by reference:
•	“THE MERGER AGREEMENT—Certain Fees and Expenses”
•	“THE MERGER AGREEMENT—Termination of the Merger Agreement”
•	“THE MERGER AGREEMENT—Effect of Termination”
•	“THE MERGER AGREEMENT—Termination Fees and Expenses”

(d) Borrowed Funds. Not applicable.

Item 11.                 Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS—Effects of the Merger”
•	“SPECIAL FACTORS—Interests of C&D’s Officers in the Merger”
•	“SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

(b) Securities Transactions.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—Effects of the Merger; Merger Consideration”
•	“SUMMARY—Interests of C&D’s Directors and Officers in the Merger”
•	“SPECIAL FACTORS—Interests of C&D’s Directors and Officers in the Merger”
•	“THE MERGER AGREEMENT”
•	“ANNEX A: AGREEMENT AND PLAN OF MERGER”

Item 12.                 The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—Required Stockholder Approval for the Merger”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“THE MERGER AGREEMENT—Stockholder Action by Written Consent”

(e) Recommendation of Others. The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—C&D’s Reasons for the Merger”
•	“SUMMARY—Position of C&D as to the Fairness of the Merger”
•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”
•	“SPECIAL FACTORS—Background of the Merger”
•	“SPECIAL FACTORS—C&D’s Reasons for the Merger”
•	“SPECIAL FACTORS—Position of C&D as to the Fairness of the Merger”
•	“SPECIAL FACTORS—Position of Acquiror, Merger Sub and the Angelo Gordon Entities as to the Fairness of the Merger”
•	“SPECIAL FACTORS—Houlihan Lokey Presentation”
•	“SPECIAL FACTORS—Purposes and Reasons of Acquiror, Merger Sub and the Angelo Gordon Entities for the Merger”

Item 13.                 Financial Information.

(a) Financial Information.  The information set forth in the Preliminary Information Statement under the caption “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.  In addition, the Company’s financial statements in Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2011 and the Company’s financial statements in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2011 are incorporated herein by reference.

(b) Pro Forma Information.  Not applicable.

Item 14.                 Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  The information set forth in the Preliminary Information Statement under the following captions is incorporated herein by reference:
•	“SUMMARY—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“SPECIAL FACTORS—Background of the Merger”
•	“SPECIAL FACTORS—Opinion of Perella Weinberg, Financial Advisor to the Special Committee”
•	“SPECIAL FACTORS—Houlihan Lokey Presentation”
(b) Employees and Corporate Assets.  Not applicable.

Item 15.                 Additional Information.

(b) Golden Parachute Compensation.  The information set forth in the Preliminary Information Statement under the caption “SPECIAL FACTORS—Interests of C&D’s Directors and Officers in the Merger” is incorporated herein by reference.

(c) Other Material Information.  The entirety of the Preliminary Information Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.                 Exhibits.

Exhibit No.	Description
( a)(1)	Information Statement on Schedule 14C, filed by C&D Technologies, Inc. on December 1, 2011 (incorporated herein by reference) (the “Preliminary Information Statement”).
(a)(2)
Letter Agreement, dated as of September 30, 2011, by and among C&D Technologies, Inc., certain of its subsidiary guarantors, the lenders that are signatory thereto, and Wells Fargo Bank, National Association, in its capacity as agent (incorporated by reference to the Form 8-K filed by C&D Technologies, Inc. on October 4, 2011).

(a)(3)
Press Release dated October 3, 2011 titled “C&D Technologies, Inc. to be Acquired by an affiliate of Angelo, Gordon & Co.” (incorporated by reference to the Form 8-K filed by C&D Technologies, Inc. on October 4, 2011).

(a)(4)	Form 8-K, filed by C&D Technologies, Inc. on October 4, 2011 (incorporated herein by reference).
(b)	None.
(c)(1)	Opinion of Perella Weinberg, Financial Advisor to the Special Committee, dated October 2, 2011 (included as Annex C to the Preliminary Information Statement and incorporated herein by reference).
(c)(2)	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on August 3, 2011.*
(c)(3)	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on August 17, 2011.*
(c)(4)	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on August 31, 2011.*
(c)(5)	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on September 10, 2011.*
(c)(6)	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on September 14, 2011.*
(c)(7)	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on October 2, 2011.*
(c)(8)	Discussion Materials delivered by Perella Weinberg to the Board of Directors of C&D on October 2, 2011.*
(c)(9)	Discussion Materials delivered by Houlihan Lokey to the Angelo Gordon Affiliates on June 14, 2011.*
(d)(1)
Agreement and Plan of Merger, dated as of October 3, 2011, by and among C&D Technologies, Inc., Angel Acquisition Corp., and Angel Holdings LLC (included as Annex A to the Preliminary Information Statement and incorporated herein by reference).

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex D to the Preliminary Information Statement and incorporated herein by reference).
(g)	None.

____________________________
*    Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011	C&D Technologies, Inc. By: /s/ Ian J. Harvie Name: Ian J. Harvie Title: Senior Vice President and Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011	Angel Holdings LLC By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011	Angel Acquisition Corp. By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011	AG MM, L.P. By: AG MM LLC, General Manager By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011
AG Capital Recovery Partners VI, L.P.

By:  AG Capital Recovery VI LLC, General Partner
By:  Angelo, Gordon & Co., L.P., Managing Partner

By: /s/ Kirk Wickman
         Name:  Kirk Wickman
         Title:  Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011	AG Capital Recovery Partners VII, L.P. By: AG Capital Recovery VII LLC, General Partner By: Angelo, Gordon & Co., L.P., Manager By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011	AG Eleven Partners, L.P. By: AG Eleven LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011	AG Garden Partners, L.P. By: AG Super LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011	Nutmeg Partners, L.P. By: Nutmeg LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011	AG Princess, L.P. By: AG Princess LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011	AG CNG Funds, L.P. By: AG CNG LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011	PHS Patriot Fund, L.P. By: PHS Patriot LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011	AG Super Fund International Partners, L.P. By: AG Super Fund International LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011	AG Super Fund, L.P. By: AG Super Fund LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory